PEARSON

09045184

PEARSON PLC

80 STRAND
LONDON WC2R 0RL
TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

Attention: Office of International Corporate Finance
Division of Corporation Finance, Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

9 January 2009

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

1 December	**Voting Rights and Capital**
8 December	**Penguin Group (USA) launches new digital program, Penguin 2.0, featuring....**
10 December	**Pearson acquires Fronter: extends position in fast-growing online......**
23 December	**Directors' shareholding**
5 January	**Notification of holding in the company**
5 January	**Voting Rights and Capital**

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

PROCESSED
JAN 26 2009
THOMSON REUTERS

1/22

Voting Rights and Capital
01 December 2008

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PEARSON PLC
(the "Company")

RECEIVED

2009 JAN 21 A 9:39

Voting Rights and Capital

As at close of business on 28 November 2008, the Company had 809,256,689 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (809,256,689) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

Penguin Group (USA) launches new digital program, Penguin 2.0, featuring Penguin Personalised and Penguin Mobile
08 December 2008

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Penguin 2.0 to Launch with Two Revolutionary Digital Services: Penguin Personalized and Penguin Mobile, as Part of a Full Program of Web 2.0 Initiatives to Enhance the Online Reading Experience

New York, New York, December 8, 2008 ? David Shanks, CEO of Penguin Group (USA), announced today a new digital publishing program, Penguin 2.0, which will offer a wide range of new digital and print-based products and services that enhances the way readers discover and engage with Penguin content. Penguin 2.0 will enable readers to customize, personalize, and access Penguin Group (USA) content in new and exciting ways online, as well as enjoy other value-added digital content including enriched eBooks and eSpecials, and exclusive video. The program will be accessible via a special mini-site hosting the collection of services encompassing the entire spectrum of the Web 2.0 world.

Penguin Group (USA) will launch Penguin 2.0 with two ground-breaking digital initiatives: Penguin Personalized, where readers can add personal dedication pages to a variety of Penguin titles; and Penguin Mobile, which will allow readers to access Penguin content from their iPhones and other web-enabled mobile devices. Additional features and programs, including social networking and community functionality, will be rolled out over the next 12 months.

David Shanks commented, "Whether it's reading content online, or accessing their favorite websites on a mobile phone, Web users have come to expect a certain amount of digital interaction. With Penguin 2.0, the next evolution of the Penguin brand, we're trying to merge that idea with the world of books and provide our readers with a centralized outlet where they can access a host of web 2.0 features and extra content, all which enhance their reading experience."

Penguin Personalized, in partnership with SharedBook, will offer readers the ability to insert personal dedications directly into select Penguin Group (USA) adult titles. This is the first time that readers will have the option of selecting from a group of adult titles, which will be made available for personalization in the coming months. The unique dedications will be added to the front section of the book, and each custom copy will then be individually produced using print-on-demand technology. The first title to be made available - in the spirit of the holiday season - will be the Charles Dickens classic, *A Christmas Carol and Other Christmas Writings*. Penguin Personalized will expand in the coming months to include a dozen additional Penguin Classics titles, including Mark Twain's *The Adventures of Huckleberry Finn* and F. Scott Fitzgerald's *This Side of Paradise*.

For Penguin Mobile, Penguin has become the first book publisher to develop an iPhone application that will allow readers to enjoy Penguin content and news on their iPhone. The application, developed independently by a

team of in-house Penguin Group (USA) programmers, is available for free from the iTunes app store. Within the first ten days of its availability, over 1,700 readers around the globe downloaded the application. Penguin has also created an optimized version of its website for mobile devices, which can be reached directly by going to mobile.us.penguingroup.com on any Web-enabled cell phone. Both the mobile site and the iPhone app will allow users to read (and comment on) the Penguin blog, listen to the Penguin podcast, as well as browse new titles and special interest areas. In addition, the iPhone app will include exclusive excerpts that can be read on or offline. Future phases will also allow users to shop and buy directly from their mobile phone.

Jeff Gomez, Senior Director of Online Consumer Sales and Marketing for Penguin Group (USA), comments, "Each of these services and programs will expand on Penguin's core strengths of promoting great books and influential authors, launching the Penguin brand further into the digital realm."

For more information, visit the Penguin 2.0 mini-site located at www.penguin.com/whatsnext.

Penguin Group (USA) Inc. is the U.S. member of the internationally renowned Penguin Group. Penguin Group (USA) is one of the leading U.S. adult and children's trade book publishers, owning a wide range of imprints and trademarks, including Viking, G. P. Putnam's Sons, The Penguin Press, Riverhead Books, Dutton, Penguin Books, Berkley Books, Gotham Books, Portfolio, New American Library, Plume, Tarcher, Philomel, Grosset & Dunlap, Puffin, and Frederick Warne, among others. The Penguin Group (http://www.penguin.com) is part of Pearson plc, the international media company.

Contact
Marilyn Ducksworth
(212) 366-2564
marilyn.ducksworth@us.penguingroup.com

Dave Zimmer
(212) 366-2687
david.zimmer@us.penguingroup.com

Pearson acquires Fronter: extends position in fast-growing online learning market

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10 December 2008

Pearson, the international education and information company, today announces that it has agreed to acquire Fronter, a European online learning company, from its co-founders Roger Larsen and Bjarne Hadland and other private investors including employees of the company.

Founded in Oslo in 1998, Fronter has built a learning platform (also known as a Learning Management System or 'LMS') which provides easy-to-use tools for secure online education and collaboration. The Fronter platform enables students to learn whenever and wherever they choose; review their personal study plan; submit assignments; communicate with teachers, peers and parents; and study on their own or in a group. Teachers use the platform to create, store and repurpose learning resources and coursework which their students access online. The platform includes more than 80 tools for teachers and students and is highly customisable in terms of functionality, design and language.

Fronter has offices in 10 countries and more than 3,000 educational customers, including the City of Oslo and the London Grid for Learning, serving four million users. It has strong market positions in countries that have been early adopters of online learning management systems, including Norway, Sweden and the UK. It has grown revenues at a compound annual rate of 50% since 2005 and enjoys subscription renewal rates of well over 90%. The company had gross assets of NOK66.8m (£6.6m) at the end of June 2008.

Pearson expects the acquisition to strengthen both its own education business and Fronter by providing both companies' customers with a wider range of services; by enabling Fronter to expand into new geographic markets; and by supporting the growth of Pearson's education technologies globally.

John Fallon, chief executive of Pearson's International Education company, said:

"Fronter is a highly successful company which has done particularly well in Scandinavia and the UK. We know there is great demand for this kind of flexible, digital and educationally-effective service and we believe that Pearson's scale, international reach and broad educational capabilities can help Fronter achieve its global ambitions. Together we will play an ever more effective role in harnessing technology to personalise learning and enhance student performance."

For more information:
Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith
+44 (0)20 7010 2310

Directors' Shareholding
23 December 2008

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Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares and ADRs made on Monday, 22 December 2008 under the Non-Executive Directors' Share Purchase Plan:-

Name of Director	No. of Shares Purchased	Percentage of Issued Stock %	Price per Share £	Total Holding Following Notification	Total Percentage Following Notification %
David Arculus	337	0.00004%	£6.50	11,740	0.00145%
Lord Burns	336	0.00004%	£6.50	10,290	0.00127%
Patrick Cescau	337	0.00004%	£6.50	4,144	0.00051%
Ken Hydon	337	0.00004%	£6.50	8,559	0.00106%

Name of Director	No. of ADRs Purchased	Percentage of Issued Stock %	Price per ADR $	Total Holding Following Notification	Total Percentage Following Notification %
Susan Fuhrman	483	0.00006%	$9.5526	7,365	0.00091%
C K Prahalad	355	0.00004%	$9.5526	969	0.00012%

Notification of Holding in the Company
05 January 2009

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For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Pearson plc**

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**NO**
An event changing the breakdown of voting rights	**NO**
Other (please specify):_____________	**NO**

3. Full name of person(s) subject to notification obligation:	**Templeton Global Advisors Ltd**
4. Full name of shareholder(s) (if different from 3):	**Bank of New York** **HSBC Bank plc** **JP Morgan Chase Bank** **Mellon Bank** **Merrill Lynch Intl. Ltd.** **Morgan Stanley Ltd** **Royal Trust Corp. of Canada** **State Street Bank**
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**22 December 2008**
6. Date on which issuer notified:	**23 December 2008**
7. Threshold(s) that is/are crossed or reached:	**Less than 5%**

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary of GBP.25 ISIN: GB0006776081	48,308,420	48,308,420					Below 5%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
	Below 5%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional Information:	
14 Contact name:	Lori A. Weber Assistant Secretary, Franklin Resources, Inc
15. Contact telephone number:	954-847-2283

For notes on how to complete form TR-1 please see the FSA website.

Voting Rights and Capital
05 January 2009

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PEARSON PLC
(the "Company")

Voting Rights and Capital

As at close of business on 31 December 2008, the Company had 809,276,583 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (809,276,583) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

END